EXHIBIT 5

e-mail:
jvanderkar@applebyglobal.com

direct dial:
Securities and Exchange Commission	Tel 441 298 3234
100 F Street, NE	Fax 441 298 3433

Washington D.C.	your ref:
20549

appleby ref:
JV/ 5451.63

16 November 2007

Ladies and Gentlemen

Orient-Express Hotels Ltd.

We have acted as Bermuda counsel for Orient-Express Hotels Ltd., a Bermuda company (the “Company”), in connection with the adoption of amendments to its 2004 Stock Option Plan (the “Option Plan”). The Option Plan originally provided for sales upon the exercise of options to purchase in the aggregate up to 500,000 shares of the Company’s class A common shares, par value $0.01 each, and up to 500,000 preferred share purchase rights (the “Rights”) issuable under a rights agreement amended and restated as of April 12, 2007, between the Company and Computershare Trust Company N.A., as rights agent.

Effective June 15, 2007, the Option Plan was amended to provide for sales upon the exercise of options to purchase in the aggregate an additional 500,000 class A common shares (the “Additional Option Shares”).

We have also acted as Bermuda counsel for the Company in connection with the adoption of its 2007 Performance Share Plan (the “Performance Plan”). The Performance Plan provides for the issuance of up to 500,000 class A common shares of the Company (the “Performance Shares”). The Additional Option Shares and the Performance Shares are referred to herein collectively as the “Additional Shares”.

A Right will be issued in connection with the issuance of each Additional Share, and prior to the Distribution Date (as defined in the above referenced rights agreement), will be attached to and transferable with and only with, and will be evidenced by a certificate evidencing, such Additional Share.

We have examined the originals, or copies certified or otherwise identified to our satisfaction, of such corporate records and such other documents as we have deemed relevant as a basis for our opinion hereinafter expressed.

Based on the foregoing, we are of the opinion that (i) up to 500,000 Additional Option Shares and 500,000 Rights attached thereto, when they are paid for in accordance with the terms of the Option Plan and the options granted thereunder, will be legally issued, and the Additional Option Shares will be fully-paid and non-assessable, and (ii) up to 500,000 Performance Shares and 500,000 Rights attached thereto, when they are paid for in accordance with the terms of the Performance Plan, will be legally issued, and the Performance Shares will be fully paid and non-assessable.

The foregoing reference to the Additional Shares being “non-assessable” shall mean, in relation to fully-paid shares of the Company, and subject to any contrary provision in any agreement in writing between the Company and the holder of Additional Shares, that no shareholder shall be obliged to contribute further amounts to the capital of the Company, either in order to complete payment for his or her Additional Shares, to satisfy claims of creditors of the Company, or otherwise; and no shareholder shall be bound by an alteration of the Memorandum of Association or Bye-Laws of the Company, after the date on which he or she became a shareholder, if and so far as the alteration requires him or her to take, or subscribe for, Additional Shares of the Company, or in any way increases his or her liability to contribute to the share capital of, or otherwise to pay money to, the Company.

In rendering this opinion, we do not express any opinion as to the laws of any jurisdiction other than the laws of Bermuda.

We hereby consent to the filing of this opinion as an exhibit to the Company’s Form S-8 Registration Statement for the Additional Shares and attached Rights.

Yours faithfully

/s/ Appleby

APPLEBY